April 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stone Energy Corporation

Request to Withdraw Registration Statement on Form S-3

File No. 333-217961

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Stone Energy Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-217961), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 12, 2017.

The Company submits this request for withdrawal because on November 21, 2017, the Company and certain of its subsidiaries entered into a Transaction Agreement with Talos Energy LLC (“Talos”) and its indirect subsidiary pursuant to which the Company and Talos will combine in an all-stock transaction.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

In accordance with Rule 457(p) under the Securities Act, the Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, with a copy to Company’s counsel, Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana Street, 44th Floor, Houston, Texas 77002, attention Rebecca L. Tyler.

Thank you for your assistance with this matter.

Respectfully submitted,

/s/ Lisa S. Jaubert
Name: Lisa S. Jaubert
Title: Senior Vice President, General Counsel and Secretary

cc:	Rebecca L. Tyler

Akin Gump Strauss Hauer & Feld LLP